No Act

DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

06023063

January 26, 2006

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/26/2006

Re: International Business Machines Corporation
Incoming letter dated December 14, 2005

Dear Mr. Moskowitz:

This is in response to your letter dated December 14, 2005 concerning the shareholder proposal submitted to IBM by Virginia M. Brown. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Virginia M. Brown
581 Oregon Avenue
Port Allen, LA 70767

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

December 14, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Subject: IBM Stockholder Proposal of **Ms. Virginia M. Brown**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this request letter together with a stockholder proposal (the "Proposal"), attached as **Exhibit A** hereto, which was submitted to the International Business Machines Corporation (the "Company" or "IBM") by Ms. Virginia M. Brown (the "Proponent"). The Proposal seeks for the company to

> "**amend its written equal employment opportunity policy to explicitly exclude reference to *any matters related to* sexual interests, activities or orientation.**"

(Exhibit A; *emphasis added*)

IBM believes that the Proposal can properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 25, 2006 (the "2006 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

The Company recognizes that other stockholder proposals on this general subject have already been addressed in staff letters. See, e.g., The Coca Cola Company (February 25, 2003); The Boeing Company (February 13, 2002); compare Eastman Kodak Company (February 7, 1994). However, there are multiple *sui generis* defects in the instant Proposal which require the Company to file this letter.

THE PROPOSAL MAY BE OMITTED AS VAGUE AND INDEFINITE UNDER RULE 14a-8(i)(3), AND CONTRARY TO THE PROXY RULES, INCLUDING RULE 14a-9, WHICH AMONG OTHER THINGS, PROHIBITS MATERIALLY FALSE AND MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

Rule 14a-8(i)(3) permits a company to exclude a proposal if *either* the proposal or the supporting statement violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Note (b) to Rule 14a-9 cites as an example of misleading statements "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The staff has permitted registrants to use Rule 14a-8(i)(3) to exclude proposals or portions of proposals from proxy statements if the proposal is determined to be either vague and indefinite or materially false and misleading. See, e.g., State Street Corporation (March 1, 2005); International Business Machines Corporation (February 2, 2005); Joseph Schlitz Brewing Company (March 21, 1977). As described below, the instant Proposal suffers from a variety of defects which warrant its exclusion. The Company believes the "Resolved" section of the Proposal and the introductory "Whereas" clauses contain a variety of deficiencies and inaccuracies that would require such detailed and extensive editing to eliminate or revise its defective and irrelevant elements that the submission must be excluded *in its entirety* under Rule 14a-8(i)(3).

For example, The "Resolved" section of the instant Proposal, by its terms, seeks for the Company to "amend its written equal employment opportunity policy to explicitly exclude reference to ***any matters related to*** sexual interests, activities or orientation." Notwithstanding the Proposal's stated desire to amend our equal employment opportunity ("EEO") policy, there is *nothing* in any of the clauses preceding the "Resolved" section of the Proposal which specifically relate to our EEO policy. Instead, the "Whereas" clauses contain a variety of disjointed and wholly unrelated statements on the topics of charity, contributions, homosexuality, religion, and sexually transmitted diseases.

Indeed, the only thing which ***is*** clear is that the Proponent undertook no specific review of IBM's EEO policy before submitting this Proposal to amend it. IBM's EEO policy is a matter of public record, and is readily available on our Internet website.[1] A copy of IBM's EEO policy is attached for the convenience of the staff as **Exhibit B** hereto.

[1] See http://www-306.ibm.com/employment/us/diverse/equal_opportunity.shtml

Although the Proposal seeks for IBM to amend our EEO policy to "explicitly exclude reference to ***any matters related to*** sexual interests, activities or orientation," we have difficulty understanding just what the Proponent would have the Company exclude from our EEO policy. In making this determination, what does the clause "***any matters related to***" mean? We don't know, and do not want to speculate upon, the intent of the clause "***any matters related to*** *sexual interests, activities or orientation.*" Furthermore, although the term "sexual orientation" is found in our EEO policy, we don't know whether the Proponent wants us to exclude this term, or only to exclude unknown matters which may be "***related to***" sexual orientation. In short, we do not know what matters in our EEO policy the Proponent believes are "***related to*** sexual interests, activities or orientation" and the remaining portions of the submission do not aid us in making this determination.

More importantly, the Proponent's *own* terms -- "sexual interests [and sexual] activities" -- appear nowhere at all in our EEO policy. Since neither "sexual interests" nor "sexual activities" can be found anywhere in our EEO policy, it would be an impossible exercise for IBM either "to explicitly exclude reference to" such non-existent terms, or, for that matter, "to explicitly exclude reference to ***any matters related to***" such non-existent terms.[2] Given the vague and indefinite nature of the Proponent's request, and our own collective inability to discern what it is the Proponent wants IBM "to explicitly exclude reference to," it would also be utterly inappropriate to foist such an interpretative task on IBM stockholders at large, as our stockholders are not in any better position to understand, or speculate upon, what the Proponent would have us do.

Where an experienced stockholder proponent such as Ms. Brown[3] requests that IBM make specific amendments to our well-established EEO policy, it should be expected that Ms. Brown articulate with some reasonable degree of specificity: (i) what it is she wants the Company to amend in our EEO policy, and (ii) provide some coherent rationale why she believes the amendment(s) should be made. Not only don't we know what the Proponent wants us to amend within our EEO policy, the Proponent has failed to provide us with any cogent rationale which could aid us (or our stockholders) in understanding what we should change within our EEO policy. Indeed, had the Proponent undertaken a review of our EEO policy **before** filing the Proposal, and told us what she wanted to modify, much, if not all, of this confusion might well have been avoided. Moreover, if IBM staff personnel most familiar with our own

[2] See discussion of FirstEnergy Corp. (February 19, 2004), at pp. 5-6, *infra*.

[3]Our research reveals that in addition to filing two (2) different proposals with IBM, the Proponent has also filed at least 3 other proposals with Bank of America Corporation in connection with their 2003, 2004 and 2005 proxy statements. See Bank of America Corporation (January 24, 2003); Bank of America Corporation (March 8, 2004) and Bank of America Corporation (February 25, 2005).

EEO policy are confused with the incongruity of the Proponent's request, we believe that IBM stockholders at large - - unfamiliar with the Proponent and the subject matter of her Proposal -- would be even more confused.

The introductory "Whereas" provisions -- which should be helpful to aid in an understanding of what a proponent is looking for -- also fail in the instant case to provide any meaningful assistance. These "Whereas" clauses focus on charity, contributions, homosexuality, religion, and sexually transmitted diseases, which are simply irrelevant to a consideration of a Proposal that otherwise seeks to make scrivener's changes to the text of our Company's EEO policy. The "Whereas" clauses only further obfuscate what could otherwise have been an understandable "Resolved" clause -- if only the Proponent had taken the time to read our EEO policy and make clear what it was she wanted IBM "*to explicitly exclude reference to.*" She did not do so, and should not be permitted to redraft her Proposal at this time.

For example, the first "Whereas" clause contains three paragraphs relating solely to charitable contributions and charitable organizations. Yet, the Resolved section of the Proposal purports to address the Company's EEO policy, not to provide historical and philosophical snippets relating to charity and charitable contributions. Notably, 2 years ago, Ms. Brown filed a different proposal with IBM. That earlier proposal related to charitable contributions. **(Exhibit C)** Although this Proposal has nothing to do with charitable contributions, the Proponent continues to misquote[4] Thomas Jefferson in the same way she did in the earlier proposal. And, while her preamble 2 years ago may have had some relevance when the proposal addressed charitable contributions, recycling this same information here is utterly irrelevant and confusing, and would be materially misleading to stockholders as it purports to relate to a Proposal suggesting specific amendments to IBM's EEO policy containing nothing on that subject **(Exhibit B)**.

In addition, the Proponent's attempt to link IBM's EEO policy to the laundry listing of sexual practices in the 5th paragraph under the first "Whereas" clause is also violative of Rules 14a-8(i)(3) and 14a-9. Aside from the fact that IBM stockholders at large may not be familiar with such sexual practices, it is entirely irrelevant to an EEO Proposal to cite survey statistics from a 25 year old book describing the practices of unknown persons who sought clinical

[4] See Exhibit C. Proponent's last stockholder proposal on charitable contributions was properly excluded under Rule 14a-8(f). See International Business Machines Corporation (January 7, 2004). The full ***and correct quote*** from Thomas Jefferson's **Draft for a Bill for Establishing Religious Freedom** (1779), can be found at: http://ahp.gatech.edu/rel_freedom_1779.html

treatment for sexually transmitted diseases.[5] Such persons had no connection to IBM or to the EEO policy which the Proponent now seeks to amend. Since the Proposal, by its terms, purports to seek modification of IBM's EEO policy, and since the Proponent's references in this paragraph serve to falsely impute similar practices and diseases to our employees, not only does this fail to add any clarity or substance to the Proposal, it serves to impugn the character, integrity and personal reputation of all IBM employees who are subject to the EEO policy the Proponent seeks to have the Company amend. For these very same reasons, the sixth paragraph under the first "Whereas" clause, and the second "Whereas" clause, are utterly irrelevant to any understanding of what the Proposal seeks to accomplish and should be omitted.

We will not further address other problems we have with the Proponent's submission, in accordance with the position of the staff as articulated in Staff Legal Bulletin 14B. Suffice it to state that the entire submission is fatally flawed under Rules 14a-8(i)(3) and 14a-9. Under Staff Legal Bulletin 14B, we believe the Proposal and the supporting statement, when read together, is so inherently vague and indefinite that neither the stockholders voting on the proposal nor the company, in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Indeed, only "detailed and extensive editing" throughout the submission could bring this Proposal into compliance with the proxy rules, which renders it excludable in its entirety.

In this light, the staff's recent decision in FirstEnergy Corp. (February 19, 2004) is instructive. There, the staff recently permitted the exclusion of a proposal which requested that the board amend the company's code of regulations (i.e., its by-laws) to "eliminate the double standard" and change the requirement to pass a shareholder proposal to a "plurality" of shares represented. Because the company's code of regulations did **not**, in fact, set forth any "supermajority" requirement regarding the approval of shareholder proposals, as the stockholder had alleged, ***the registrant maintained it would be impossible for the company to amend provisions of its code that did not exist***, and that neither the voting shareholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would need to be taken if that proposal were adopted. The staff concurred that the registrant could omit that proposal as vague and indefinite under Rule 14a-8(i)(3). The same result should apply here.

---

5. An abstract of a 1981 article from the American Journal of Public Health, found on the U.S. Department of Health and Human Services' National Institutes of Health website, reported that like most studies of sexually transmitted diseases in homosexual men, the cited data was taken by surveying gay men seeking clinical treatment for such diseases. These statistics are hardly representative of the population at large, let alone IBM's employee population. See http://www.ncbi.nlm.nih.gov/entrez/query.fcgi?cmd=Retrieve&db=PubMed&list_uids=6895004&dopt=Abstract

The instant Proposal, asking us to "*explicitly exclude reference to matters related to*" terms **not found** anywhere within our EEO policy, is even ***more*** vague and indefinite, and should be subject to outright exclusion under Rule 14a-8(i)(3) under the same rationale employed in FirstEnergy. See also Procter and Gamble (June 30, 2005)(proposal to rescind a merger excluded in its entirety under Rule 14a-8(i)(3)); State Street Corporation (March 1, 2005); International Business Machines Corporation (February 2, 2005); see Staff Legal Bulletin No. 14, at E.1 ("[w]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading."); General Electric Company (February 5, 2003)(proposal that would have required shareholder approval for compensation of senior executives and board members not to exceed more than 25 times the average wage of hourly working employees was properly excluded as vague and indefinite under Rule 14a-8(i)(3)).

Here, after having studied the text of the "Resolved" section of the Proposal together with the "Whereas" provisions, and in light of the above staff precedent, we conclude that the Proposal cannot pass muster under Rules 14a-8(i)(3) and Rule 14a-9. Clearly, neither IBM stockholders nor the Company should have to wonder how the text of the instant Proposal ought to be interpreted or implemented. Over the years, there have been many situations in which the staff has granted no-action relief to registrants with proposals which were similarly infirm. In this connection, the Commission has found that proposals may be excluded where they are

> so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See Philadelphia Electric Company (July 30, 1992).

The staff's response in Philadelphia Electric Company applies with full force to the instant Proposal.

The courts have also supported such a view, quoting the Commission's rationale:

> it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend

precisely what the proposal would entail. Dyer v. Securities and Exchange Commission, 287 F. 2d 773, 781 (8th Cir. 1961).

In the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992)("NYCERS"), the court stated:

> the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

We do not believe the NYCERS standard has been met in this case. As such, we believe the Proposal is subject to omission in its entirety under Rules 14a-8(i)(3) and 14a-9.

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our 2006 Annual Meeting. We are sending the Proponent a copy of this submission, thus advising her of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. The Proponent is respectfully requested to provide a copy of any response she may elect to submit to the staff. If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Attachments

cc: Ms. Virginia M. Brown
581 Oregon Avenue
Port Allen, LA 70767

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

Virginia M. Brown
581 Oregon Avenue
Port Allen, Louisiana 70767

October 15, 2005

Daniel E. O'Donnell, Vice President & Secretary
International Business Machines
1 New Orchard Road
Armonk, NY 10504

Dear Mr. O'Donnell:

I am the owner of 152 shares of International Business Machines common stock. I have continuously owned the shares more than one year and intend to hold them through the date of the next annual meeting. At that meeting, I wish to propose the following resolution.

Whereas: Thomas Jefferson said in *A Bill for Establishing Religious Freedom*, "To compel a man to furnish contributions of money for the propagation of opinions which he disbelieves is sinful and tyrannical."

Charitable contributions come from the fruit of our employee's labor and belong to all shareholders as a group.

While there are thousands of charitable organizations, some charitable groups focus on shared sexual interests, especially the sexual interests of homosexuals, bisexuals and those persons who feel the sexual identity they were born with does not comport with their preferred "gender expression" or "gender identity." Individuals in this later group are sometimes referred to as "transgendered."

A large number of our employees and shareholders probably come from Jewish, Christian or Moslem religious traditions. These faiths have condemned the practice of homosexuality for a thousand years or more.

According to Karla Jay and Allen Young in their book, "The Gay Report (Summit Books, 1979)," 99% of homosexual males engage in oral sex, 91% engage in anal sex, 82% engage in "rimming," 22% engage in "fisting" and 23% engage in "golden showers."

According to a 1999 Medical Institute of Sexual Health report, "Homosexual men are at significantly increased risk of HIV/AIDS, hepatitis, anal cancer, gonorrhea, and gastrointestinal infections as a result of their sexual practices."

Whereas, those who engage in homosexual sex are at a significantly higher risk for HIV/AIDS and sexually transmitted diseases.

Whereas, marriage between heterosexuals has been protected and encouraged by a wide range of societies, cultures and faiths for ages.

Resolved: the shareholders request that our company amend its written equal employment opportunity policy to explicitly exclude reference to any matters related to sexual interests, activities or orientation.

Statement: While the legal institution of marriage should be protected, the sexual interests, inclinations and activities of all employees should be a private matter, not a corporate concern.

Sincerely,

Virginia M. Brown

Virginia M. Brown

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

Equal opportunity

January 1, 2003

Business activities such as hiring, training, compensation, promotions, transfers, terminations and IBM-sponsored social and recreational activities are conducted without discrimination based on race, color, genetics, religion, gender, gender identity or expression, sexual orientation, national origin, disability, age or status as a special disabled veteran or other veteran covered by the Vietnam Era Veterans Readjustment Act of 1974, as amended.

These business activities and the design and administration of IBM benefit plans comply with all applicable federal, state and local laws, including those dealing with equal opportunity. IBM also makes accommodation for religious observances, which IBM determines reasonable.

In respecting and valuing the diversity among our employees and all those with whom we do business, managers are expected to ensure that there is a work environment free of all forms of discrimination and harassment.

To provide equal opportunity and affirmative action for applicants and employees, IBM carries out programs on behalf of women, minorities, people with disabilities, special disabled veterans and other veterans covered by the Vietnam Era Veterans Readjustment Act of 1974, as amended. This includes outreach as well as human resource programs that ensure equity in compensation and opportunity for growth and development.

Effective management of our workforce diversity policy is an important strategic objective. Every IBM manager is expected to abide by this policy and uphold the company's commitment to workforce diversity.

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

Virginia M. Brown
581 Oregon Avenue
Port Allen, Louisiana 70767

October 21, 2003

Mr. Daniel E. O'Donnell
Vice President and Corporate Secretary
IBM Corporation
1 New Orchard Road
Armonk, NY 10504

Dear Mr. O'Donnell:

I am the owner of 152 shares of IBM. I have owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Resolved: The shareholders request the company to refrain from making direct charitable contributions. If the company wishes, it could pay a dividend and send a note to shareholders suggesting they contribute it to their favorite charity.

Supporting Statement

Thomas Jefferson once wrote, "To compel a man to furnish contributions of money for the propagation of opinions which he disbelieves is sinful and tyrannical." Choice is a popular word in our culture. Nobel prize winning economist and long time critic of corporate charitable contributions, Milton Friedman, writes about the importance of choice in his book Free To Chose. By making charitable contributions at the corporate level we have usurped the right and duty of individuals to support the charities of their choice. We may also be forcing thousands of people to support causes they may disagree with on a most profound level. For example, abortion rights advocates often use the word choice, without mentioning what the choice is all about, i.e, abortion. Today there are a number of prominent charities advocating for abortion and, in at least one case, Planned Parenthood, actually performing abortions. Other charities, often times involved in research for cures of disease, may advocate the destruction of human embryos for research purposes. These may be more controversial examples, but they illustrate the point. Today, many charities are involved in activities that are divisive and not universally supported. IBM employees and shareholders represent a broad range of interests. It is truly impossible to be sensitive to the moral, religious and cultural sensitivities of so many people. Rather than compel our shareholders to support potentially controversial charitable groups we should refrain from giving their money away for them. Let each person choose. The importance of individual choice and the importance of each individual cannot be underestimated.

Sincerely,

Virginia M. Brown

Virginia M. Brown

10-28-03P02:28 RCVD

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 26, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 14, 2005

The proposal requests an amendment to IBM's written equal employment opportunity policy to explicitly exclude reference to any matters related to sexual interests, activities or orientation.

We are unable to concur in your view that IBM may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, of the ten paragraphs comprising the proposal and supporting statement, the following portions must be deleted:

- the entire first paragraph that begins "Whereas: Thomas Jefferson said . . .";
- the entire second paragraph that begins "Charitable contributions come from . . .";
- the entire third paragraph that begins "While there are thousands . . .";
- the entire fifth paragraph that begins "According to Karla Jay . . .";
- the entire sixth paragraph that begins "According to a 1999 . . ."; and
- the entire seventh paragraph that begins "Whereas, those who engage . . . ."

Accordingly, we will not recommend enforcement action to the Commission if IBM omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser